Exhibit 99.2

Notice of annual meeting of common shareholders

You’re invited to attend our 2018 annual meeting of common shareholders
When May 3, 2018 11 a.m. (Eastern time) Where Manulife Head Office 200 Bloor Street East Toronto, Canada

Five items of business

• Receiving the consolidated financial statements and auditors’ report for the year ended December 31, 2017

• Electing directors

• Appointing the auditors

• Having a say on executive pay

• Considering two shareholder proposals

We’ll consider any other matters that are properly brought before the meeting, but we are not aware of any at this time.

The annual meeting for The Manufacturers Life Insurance Company will be held at the same time and place.

Please read the voting section starting on page 14. Your vote is important.

By order of the board of directors,

Antonella Deo Vice President and Corporate Secretary March 7, 2018